Filed Pursuant to Rule 424(b)(2)

Registration No. 333-147791

PROSPECTUS SUPPLEMENT

(To prospectus dated December 3, 2007)

5,080,532 Shares

Common Shares

SunOpta Inc.

December 4, 2007

All of the common shares are being sold by selling shareholders of the Company. We will not receive any of the proceeds from the sale of the common shares.

Our common shares are traded on The Nasdaq Stock Market under the symbol “STKL” and are listed and posted for trading on the Toronto Stock Exchange under the symbol “SOY.” On December 3, 2007, the last reported sales price of our common shares was $14.26 per share on The Nasdaq Stock Market and CDN $14.27 per share on the Toronto Stock Exchange. Except as otherwise indicated, all dollar amounts in this prospectus supplement are expressed in United States dollars. References to “CDN $” are to Canadian dollars.

Investing in our common shares involves risks. Before investing in our common shares, you should read this prospectus supplement and the accompanying prospectus carefully, including the discussion of risks in “Risk Factors” beginning on page 6 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state or provincial securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriter has agreed to purchase the common shares at a price of $13.20 per share, which will result in $67,063,022 of proceeds to the selling shareholders.

The underwriter proposes to offer the common shares from time to time in the United States for sale in one or more transactions on The Nasdaq Stock Market, in the over-the-counter market, through negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

BMO Capital Markets

Prospectus Supplement

Page
About this Prospectus Supplement	S-3
Prospectus Supplement Summary	S-4
Use of Proceeds	S-5
Underwriting	S-5
Legal Matters	S-6

Prospectus
Forward-Looking Statements	2
Presentation of Financial and Other Information	2
The Company	2
Exchange Rate Information	3
Documents Incorporated by Reference	3
Prospectus Summary	4
Risk Factors	6
Major Developments During 2007	14
Use of Proceeds	16
Description of Equity Securities	17
Dividend Policy	18
Selling Security Holders	29
Canadian Federal Income Tax Consequences for Non-Residents	20
Underwriting	22
Legal Matters	23
Transfer Agent and Registrar	23
Experts	23
Enforceability of Civil Liabilities	23
Where You Can Find More Information	23

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. In this prospectus supplement, we provide you with specific information about the terms of this offering of our common shares. Both this prospectus supplement and the accompanying prospectus include important information about us, our common shares and other information you should know before investing in our common shares. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the caption “Where You Can Find More Information” in the accompanying prospectus before investing in our common shares.

An offer of our common shares under this prospectus supplement will not be made in any jurisdiction where the offer is not permitted.

We refer you to the section of the accompanying prospectus captioned “Documents Incorporated by Reference” for information regarding certain statements made or incorporated by reference in this prospectus supplement or the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making any offer to sell these securities in any jurisdiction where the offer to sell is not permitted. You should not assume that the information we have included in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date hereof or thereof respectively, or that information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise indicated in this prospectus supplement or the accompanying prospectus or the context otherwise requires, references in this prospectus or any prospectus supplement to “we,” “our,” “our company,” “us,” “SunOpta” and the “Company” are to SunOpta Inc. and its consolidated subsidiaries.

Prospectus Supplement Summary

The Offering

Common shares offered by the selling shareholders	5,080,532 shares

Common shares to be outstanding after this offering	63,892,179 shares

Use of Proceeds	We will not receive any of the proceeds from the sale of the common shares.

Listing	The Nasdaq Stock Market/Toronto Stock Exchange

Symbol	STKL/SOY

Risk factors	Investing in our common shares involves risks. Before investing in our common shares, you should read this prospectus supplement and the accompanying prospectus carefully, including the discussion of risks in “Risk Factors” beginning on page 6 of the accompanying prospectus.

The number of common shares outstanding after the offering is based on 63,892,179 common shares stock outstanding as of November 30, 2007. The number of common shares outstanding does not include shares issuable upon the exercise of outstanding stock options held by our employees, executive officers and directors or the exercise of outstanding warrants.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common shares.

UNDERWRITING

BMO Capital Markets Corp. is acting as the sole underwriter of the offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, the underwriter has agreed to purchase from the selling shareholders, and the selling shareholders have agreed, severally and not jointly, to sell to the underwriter, an aggregate of 5,080,532 common shares.

The underwriting agreement provides that the obligations of the underwriter to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriter is obligated to purchase all the shares if it purchases any of the shares.

The underwriter proposes to offer the common shares from time to time for sale in the United States in one or more transactions on The Nasdaq Stock Market, in the over-the-counter market, through negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. In connection with the sale of common shares offered hereby, the underwriter may be deemed to have received compensation in the form of underwriting discounts. The underwriter may effect such transactions by selling common shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and/or purchasers of the common shares for whom they may act as agents or to whom they may sell as principal.

Expenses

The selling shareholders have agreed to pay all of the expenses in connection with this offering.

Indemnification

We and the selling shareholders have agreed to indemnify the underwriter against liabilities under the Securities Act, or contribute to payments that the underwriter may be required to make in that respect.

Stabilization Transactions

In connection with this offering the underwriter may engage in stabilizing transactions, over-allotment transactions, covering transactions and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
•

Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a short position. Covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover short positions. If the underwriter sells more shares than the underwriter is obligated to purchase, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

In passive market making, market makers in the common shares who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common shares until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions and covering transactions may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of the common shares. As a result the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Stock Market or otherwise and, if commenced, may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriter or by its affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriter may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriter on the same basis as other allocations.

Other than the prospectus in electronic format, the information on the underwriter’s website and any information contained in any other website maintained by the underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

Relationships

From time to time, BMO Capital Markets Corp. and its affiliates have, directly or indirectly, provided investment and commercial banking or financial advisory services to us for which they have received customary fees and commissions, and expect to provide these services to us and others in the future, for which they expect to receive customary fees and commissions.

LEGAL MATTERS

Certain legal matters relating to the offering of our common shares will be passed upon for us under U.S. law by Dunnington, Bartholow & Miller LLP, New York, New York, and under Canadian law by Wildeboer Dellelce LLP, Toronto, Ontario, Canada. Certain legal matters relating to the offering of our common shares will be passed upon for the selling shareholders under U.S. law by Willkie Farr & Gallagher LLP, New York, New York and under Canadian law by Davies Ward Phillips & Vineberg LLP, Montreal, Quebec, Canada. Certain legal matters relating to the offering of our common shares will be passed upon for the underwriters under U.S. law by Mayer Brown LLP, Chicago, Illinois.